Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	*16 August 2005*	*No of sheets:*	*1+5*

SUPPL

NI/80/2005

In accordance with §93, section 2 of the Decree of the Council of Ministers dated 21 March, 2005 – Journal of Laws Nr 49, item 463, the Board of Management of KGHM Polska Miedź S.A. hereby provides the quarterly consolidated report for prepared in accordance with IAS for the second quarter of 2005.

Herein are presented only condensed consolidated balance sheet, condensed consolidated income statement, condensed statement of changes in consolidated equity and condensed consolidated cash flow statement. The United States Securities and Exchange Commission will receive the complete hard copy of the quarterly consolidated report for prepared in accordance with IAS for the second quarter of 2005 by express mail shortly.

05010709

Sincerely

I WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

PREZES ZARZĄDU
Marek Szczerbiak

PROCESSED
AUG 25 2005
THOMSON FINANCIAL

EXEMPTION NUMBER: 82-4639

(amounts shown are in '000 PLN)

Condensed consolidated balance sheet

	At 30 June 2005	At 31 December 2004	At 30 June 2004
Assets			
Non-current assets	**6 701 702**	**6 484 535**	**6 120 240**
Property, plant and equipment	5 554 538	5 458 088	5 170 954
Intangible assets	86 351	90 115	79 584
Investment property	9 880	9 878	9 765
Investment in associates accounted for using the equity method	825 184	805 095	707 768
Deferred income tax assets	36 280	18 149	28 692
Available-for-sale financial assets	31 922	31 816	32 314
Held-to-maturity financial assets	46	37 320	47 269
Derivative financial instruments (hedging)	60 800	19 329	27 727
Financial assets at fair value through profit or loss	78 643		
Trade and other receivables	18 058	14 745	16 167
Current assets	**3 179 284**	**2 869 240**	**2 877 643**
Inventories	1 223 816	1 034 311	959 987
Trade and other receivables	788 646	810 243	866 600
Receivables due to current income tax	17 776	1 578	1 496
Available-for-sale financial assets	6 029		
Held-to-maturity financial assets	5 353	5 789	2 231
Derivative financial instruments (held for trading and hedging)	187 447	494 145	366 304
Financial assets at fair value through profit or loss			262
Cash and cash equivalents	950 217	523 174	680 763
Held for sale non-current assets and assets included in disposal group	2 277		
TOTAL ASSETS	**9 883 263**	**9 353 775**	**8 997 883**

EXEMPTION NUMBER: 82-4639

KGHM Polska Miedź S.A. Group
Quarterly condensed consolidated financial statements prepared in accordance with IAS
for the period from 1 April 2005 to 30 June 2005
(amounts shown are in '000 PLN)

	At 30 June 2005	At 31 December 2004	At 30 June 2004
Equity and liabilities			
EQUITY	**6 110 956**	**5 655 951**	**4 749 779**
Share capital of which:	2 000 000	7 413 573	7 413 573
Registered share capital	2 000 000	2 000 000	2 000 000
Share capital from hiperinflationary revaluation		5 413 573	5 413 573
Other capital	35 128	226 495	(229 818)
Retained earnings, of which:	4 057 563	(1 995 970)	(2 447 301)
other retained earnings	3 024 216	(3 370 617)	(3 372 091)
earnings/losses for current period	1 033 347	1 374 647	924 790
Equity attributable to shareholders of the company	**6 092 691**	**5 644 098**	**4 736 454**
Minority interest	**18 265**	**11 853**	**13 325**
LIABILITIES	**3 772 307**	**3 697 824**	**4 248 104**
Non-current liabilities	**1 351 655**	**1 278 756**	**2 142 164**
Borrowings	56 389	53 781	956 196
Trade and other payables	11 997	15 609	10 949
Derivative financial instruments	46 979	44 117	22 228
Deferred income tax liabilities	241	14 514	1 599
Liabilities due to employee benefits	777 061	706 720	684 238
Provisions due to other liabilities	458 988	444 015	466 954
Current liabilities	**2 420 652**	**2 419 068**	**2 105 940**
Borrowings	304 443	273 074	181 090
Trade and other payables	1 449 733	1 154 488	973 459
Current income tax liabilities	163 874	299 441	187 719
Derivative financial instruments	387 728	549 546	657 922
Provision due to employee benefits	63 748	62 658	57 346
Provision for other liabilities	51 126	79 861	48 404
TOTAL EQUITY AND LIABILITIES	**9 883 263**	**9 353 775**	**8 997 883**

EXEMPTION NUMBER: 82-4639

(amounts shown are in '000 PLN)

Condensed consolidated income statement

	Period for 3 months ended at 30 June 2005	Period for 6 months ended at 30 June 2005	Period for 3 months ended at 30 June 2004	Period for 6 months ended at 30 June 2004
CONTINUED ACTIVITIES				
Sales	2 070 692	3 983 903	1 974 180	3 752 413
Cost of sales	(1 335 595)	(2 487 080)	(1 230 563)	(2 326 972)
Gross profit	**735 097**	**1 496 823**	**743 617**	**1 425 441**
Selling and marketing costs	(49 296)	(87 610)	(39 713)	(73 800)
Administrative costs	(168 278)	(326 933)	(163 138)	(308 317)
Other operating income - net	118 881	141 201	85 753	76 773
Operating profit	**636 404**	**1 223 481**	**626 519**	**1 120 097**
Financial costs - net	(39 675)	(54 714)	(25 663)	(62 569)
Profit (loss) on the sale of subsidiaries				
Share in net profits (losses) of associates entities accounted for using the equity method	52 669	103 873	48 320	84 393
Profit before taxation	**649 398**	**1 272 640**	**649 176**	**1 141 921**
Taxation	(122 927)	(238 325)	(125 076)	(216 138)
Profit from continued activities	**526 471**	**1 034 315**	**524 100**	**925 783**
Profit for the period	**526 471**	**1 034 315**	**524 100**	**925 783**
Attributable to:				
Shareholders of the parent entity	526 204	1 033 347	523 485	924 790
Minority interest	267	968	615	993
Earnings per share from continued activities				
– basic	2.63	5.17	2.62	4.62
– diluted				

EXEMPTION NUMBER: 82-4639

(amounts shown are in '000 PLN)

Condensed consolidated statement of changes in equity

	Attributable to shareholders of Company				
	Share capital	Other capital	Retained earnings	Minority interest	Total equity
Balance at 1 January 2004 according to IAS	**7 413 573**	**(237 163)**	**(3 359 191)**	**12 791**	**3 830 010**
Profit due to changes of fair value of available for sale financial assets after tax		9			9
Influence of cash flow hedging instruments after tax		7 336			7 336
Net income/ (expenses) recognised directly in equity		7 345			7 345
Profit for the period			924 790	993	925 783
Total recognised income/ expenses		7 345	924 790	993	933 128
Settlement of the effects of revaluation of share capital					
Issue of shares					
Increase of nominal value of shares					
Transaction costs due to issue of shares					
Purchase of treasury shares					
Transactions related to shares, settled in equity					
Dividend paid					
Consolidation adjustments			(12 788)	(459)	(13 247)
Payment from profit distribution to employees and to social fund (ZFŚS)			(112)		(112)
Payment to capital					
Balance at 30 June 2004	**7 413 573**	**(229 818)**	**(2 447 301)**	**13 325**	**4 749 779**
Balance at 1 January 2005 according to IAS	**7 413 573**	**226 495**	**(1 995 970)**	**11 853**	**5 655 951**
Restatement of data as at 1 January 2005 due to transition to IAS 32 and 39			**10 293**		**10 293**
Balance at 1 January 2005 according to IAS after restatement	**7 413 573**	**226 495**	**(1 985 677)**	**11 853**	**5 666 244**
Profit due to changes of fair value of available for sale financial assets after tax		(17)			(17)
Influence of cash flow hedging instruments after tax		(191 350)			(191 350)
Total income/ (expenses) recognised directly in equity		(191 367)			(191 367)
Profit for the period			1 033 347	968	1 034 315
Total recognised income/ expenses		(191 367)	1 033 347	968	842 948
Issue of shares					
Settlement of the effects of revaluation of share capital	(5 413 573)		5 413 573		
Increase of nominal value of shares					
Transaction costs due to issue of shares					
Purchase of treasury shares					
Transactions related to shares, settled in equity					
Dividend declared to payment			(400 000)		(400 000)
Consolidation adjustments			(3 428)	5 444	2 016
Payment from profit distribution to employees and to social fund (ZFŚS)			(252)		(252)
Payment to capital					
Balance at 30 June 2005	**2 000 000**	**35 128**	**4 057 563**	**18 265**	**6 110 956**

EXEMPTION NUMBER: 82-4639

(amounts shown are in '000 PLN)

Condensed consolidated cash flow statement

	Period for 6 months ended at 30 June 2005	Period for 6 months ended at 30 June 2004
Cash flows from operating activities		
Cash generated from operations	974 237	834 464
Depreciation	239 382	236 470
Income tax paid	(382 999)	(137 285)
Net cash flows from operating activities	**830 620**	**933 649**
Cash flows from investing activities		
Acquisition of subsidiary, net cash acquired		
Sale of subsidiary		
Purchase of intangible assets and property, plant and equipment	(456 870)	(325 775)
Proceeds from sale of intangible assets and property, plant and equipment	1 690	5 440
Acquisition of Investment property		
Proceeds from sale of investment property		
Purchase of financial assets	(97 538)	(79 550)
Proceeds from sale of financial assets	66 129	141 304
Loans granted to unrelated entities	(1 100)	(500)
Loan repayments received from unrelated entities	165	340
Interest received	316	89
Dividends received	83 784	70 298
Other investment inflow/outflow	(229)	(9 572)
Net cash flows from investing activities	**(403 653)**	**(197 926)**
Cash flows from financing activities		
Net inflow from issuance of shares and other equity investments and additional payments to capital		
Purchase of own shares	(235)	
Proceeds from issuance of bonds and other debt securities		
The buy-back of bonds and other debt securities	(1 400)	
Proceeds from issuance of preference shares		
Proceeds from borrowings	20 478	15 870
Repayments of borrowings	(9 368)	(530 266)
Interest paid	(6 546)	(29 759)
Dividends paid to parent entity's shareholders		
Dividends paid to minority interests	(39)	(78)
Payment of liabilities from financial leasing agreements	(4 859)	(5 568)
Net cash flows from financing activities	**(1 969)**	**(549 801)**
Total net cash flow	**424 998**	**185 922**
Cash and cash equivalents at beginning of the period	525 080	495 397
Exchange gains on cash and cash equivalents	2 045	250
Cash and cash equivalents at end of the period	**950 078**	**681 319**
Including restricted cash and cash equivalents	44 800	67 338